SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Announcement  |  Lisbon  |  30 June 2011

Qualified Holding

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified by Barclays Plc of a change in the composition of such entity’s qualified shareholding in PT, as described below. Nonetheless, such qualified holding remained within the same percentage threshold range of reportable interests as was previously disclosed.

As informed by Barclays Plc, the change in the composition of the qualified holding resulted from Barclays Capital Securities Ltd’s disposal, on 3 June 2011, of 6,104,197 PT shares, representing 0.68% of the share capital and voting rights. On the same date, Barclays Capital Securities Ltd purchased a forward contract, with expiration date on 5 September 2011, representing 5,300,000 PT shares, corresponding to 0.59% of the share capital and voting rights.

It was further communicated that Barclays Capital Securities Ltd also holds portfolio swaps over 5,072 shares with a maturity date of 24 February 2012, 8,605 shares with a maturity date of 29 September 2011, 24,700 shares with a maturity date of 23 August 2011 and 33,667 shares with a maturity date of 29 September 2011. Barclays Capital Securities Ltd also holds a contract for difference over 17,174 PT shares.

Finally, PT was informed that, as of 3 June 2011, the total holding attributable to Barclays Plc is of 22,012,731 ordinary shares representing 2.46% of PT’s share capital and corresponding voting rights. Such holding is attributable to Barclays Plc through the following entities:

•                                          Barclays Bank Plc: 7,282 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•                                          Barclays Bank Plc - France: 1,330 ordinary shares representing 0.000% of the share capital and voting rights in PT;

•                                          Barclays Capital Inc: 13,000 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•                                          Barclays Capital Securities Ltd: 19,802,059 ordinary shares (corresponding to 14,412,841 ordinary shares held and 5,389,218 ordinary shares via financial instruments), representing 2.21% of the share capital and voting rights in PT;

•                                          Barclays Wealth Managers Portugal — SGFIM S.A.: 189,060 ordinary shares representing 0.02% of the share capital and voting rights in PT;

•                                          Barclays Merchant Bank (Singapore) Ltd: 2,000,000 ordinary shares representing 0.22% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of paragraph c) of article 1 and number 2 of article 2 of the CMVM Regulation no. 5/2008, following a communication received from Barclays Plc, a company incorporated under the laws of the United Kingdom, with head office at 1 Churchill Place, London E14 5HP, United Kingdom.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.